

Brian Shaw

Passionate Entrepreneur, Strategist, Business Analyst - Beer Geek!

Greater Boston Area

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Craft Beer Cellar - Newton

 **Bentley University**

 **See contact info**

 **500+ connections**

Passionate entrepreneur and strategic analyst with 8+ years of experience. Multi-industry and small business experience provides a unique blend of operational & analytical expertise with cross-functional collaboration well suited for strategic planning, business analysis, building ancillary r...

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Experience

Owner, Head Beer Geek

Craft Beer Cellar - Newton

Jan 2013 – Present · 5 yrs 10 mos
Newtonville, MA

 **Geek vs Snob**

Startup Consultant, Business Consultant

Brian Shaw

2010 – Present · 8 yrs
Boston, MA

 **Social Boston Sports, LLC**

11 yrs 10 mos

Owner
Jan 2007 – Present · 11 yrs 10 mos

COO, Vice President
Jan 2007 – Aug 2011 · 4 yrs 8 mos

 **Operations Analyst**

Benchmark Assisted Living

Sep 2006 – Jul 2008 · 1 yr 11 mos

 **Intern**









Financial

Atlantic Financial

Jan 2005 – May 2006 · 1 yr 5 mos

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Education

Bentley University

Bentley University

BS, Finance. M: Management

2002 – 2006

Activities and Societies: Bentley Entrepreneurship Society

President's List, Dean's List

Austin Preparatory School

Austin Preparatory School

HS Diploma

1997 – 2002